May 29, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Cecilia Blye, Chief of Office of Global Security Risk Pradip Bhaumik, Special Counsel Amanda Ravitz, Assistant Director of Division of Corporation Finance
Re:	AU Optronics Corp. Form 20-F for the Year Ended December 31, 2014 Filed March 24, 2015 File No. 001-31335

Dear Ms. Blye, Mr. Bhaumik and Ms. Ravitz:

This letter sets forth the response of AU Optronics Corp. (the “Company”) to the comments the Company received from the staff of the Securities and Exchange Commission (the “Staff”) dated May 5, 2015 with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2014.

For your convenience, we have included herein each of the Staff’s comments in bold italics, and the Company’s responses are set forth immediately below the corresponding Staff comment.

General

1. You state on pages 13 and 32 that Samsung Electronics Co., Ltd. and its subsidiaries accounted for more than 10% of your net revenue in each of the last three fiscal years. We are aware of publicly available information indicating that Samsung Electronics operates in Sudan and may operate in Syria. Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria, if any, whether through customers or other direct or indirect arrangements. You should describe any products, technology or services you have provided to Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

Response

The Company has not had any past, and does not have current or anticipated, contacts with Sudan or Syria (the “Sanctioned Countries”). To the Company’s knowledge, the Company provides no products, technology or services, directly or indirectly, to the Sanctioned Countries, and the Company does not have any agreements, arrangements or other contacts with the governments of the Sanctioned Countries, or entities they control.

The Company designs, develops, manufactures, assembles, and markets flat panel displays and most of its products are TFT-LCD panels. The Company’s customer Samsung Electronics Co., Ltd. and its subsidiaries (“Samsung Group”) incorporate the flat panel displays into various electronics devices. The Company’s products are delivered to Samsung Group, and the Company has no control over the production of finished goods by Samsung Group or Samsung Group’s delivery of products to its customers. The Company does not deliver any products or provide any services to stores or franchisees of Samsung Group in the Sanctioned Countries. Samsung Group does not provide the Company with information on its own end customers. The Company has no information or any reason to believe that its products are being sent by Samsung Group to the Sanctioned Countries.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response

As more fully set forth in the response above, the Company is not aware of any direct or indirect, past or current or anticipated, contacts with the Sanctioned Countries or entities that they control. Accordingly, the Company has not had any revenues, assets, or liabilities associated with the Sanctioned Countries for the last three fiscal years and the subsequent interim period.

* * * * *

In responding to the Staff’s comments, the Company has authorized the undersigned to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or concerns, please do not hesitate to contact the undersigned by telephone at (886) 3-500-8800, by fax at (886) 3-564-3370, or by email at IR@auo.com, or James C. Lin of Davis Polk & Wardwell LLP by telephone at (852) 2533-3368, by fax at (852) 2533-1768 or by email at james.lin@davispolk.com.

Sincerely,

AU Optronics Corp.

/s/ Andy Yang

Name: Andy Yang

Title: Chief Financial Officer

cc:     James C. Lin, Davis Polk & Wardwell LLP

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